                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form N-8F

     Application for Deregistration of Certain Registered Investment Companies.

I.   General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1):

     [_]  Merger

     [X]  Liquidation

     [_]  Abandonment of Registration
          (Note: Abandonment of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [_] Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund: Capital Appreciation Portfolio

3.   Securities and Exchange Commission File No.: 811-7408

4.   Is this an initial Form N-8F or an amendment to a previously filed Form
     N-8F?

     [_]  Initial Application      [X]   Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

          One South Street
          Baltimore, MD 21202

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

     Capital Appreciation Portfolio
     Attn: Daniel O. Hirsch
     Ms: BAL 01-1806
     One South Street

     Baltimore, MD 21202
     410-895-3776

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17CFR 270.31a-1, .31a-2]:

     Deutsche Asset Management
     Attn: Daniel O. Hirsch
     Ms: BAL 01-1806
     One South Street
     Baltimore, MD 21202
     410-895-3776

Note: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.   Classification of fund (check only one):

     [X]   Management company;

     [_]   Unit investment trust; or

     [_]   Face-amount certificate company.

9.   Subclassification if the fund is a management company (check one):

     [X]   Open-end         [_] Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

     New York State

11. Provide the name and address of each investment advisor of the fund (including sub-advisors) during the last five years, even if the fund's contracts with those advisors have been terminated:

     Deutsche Asset Management, Inc.
     280 Park Avenue
     New York, NY 10017

     Bankers Trust Company

     (now Deutsche Bank Trust Company Americas)
     280 Park Avenue
     New York, NY 10017

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

     ICC Distributors, Inc.
     Two Portland Square
     Portland, ME 04101

     Edgewood Services, Inc.
     Clearing Operations
     PO Box 897
     Pittsburgh, PA 15230

13.  If the fund is a unit investment trust ("UIT") provide:      N/A

     (a)   Depositor's name(s) and address(es):

     (b)   Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as vehicle for investment in the fund (e.g., an insurance company separate account)?

     [_] Yes    [X] No

     If Yes, for each UIT state:

           Name(s):

           File No.:811-________

           Business Address:

15.  (a)   Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

           [X] Yes    [_] No

           If Yes, state the date on which the board vote took place:

          March 8, 2001 and March 8, 2002.

          If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [_] Yes [X] No

          If Yes, state the date on which the shareholder vote took place:

          If No, explain:

          Capital Appreciation Portfolio was the master portfolio with a single corresponding feeder fund, the Mid Cap Fund. The Board of Trustees of the Mid Cap Fund approved dissolving the master-feeder structure and converting the feeder fund to a stand-alone fund by withdrawing the Mid Cap Fund's assets from the Capital Appreciation Portfolio. Accordingly as a result of the withdrawal through the redemption-in-kind process, the Capital Appreciation Portfolio has no remaining investments and no shareholders.

II.  Distribution to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

     [X] Yes            [_] No

     (a)  If Yes, list the date(s) on which the fund made those distributions:

          On March 28, 2002, the Mid Cap Fund received portfolio securities from the Capital Appreciation Portfolio in exchange for its beneficial ownership in the Capital Appreciation Portfolio.

     (b)  Were any distributions made on the basis of net assets?

          [X] Yes              [_] No

     (c)  Were the distributions made pro rata based on share ownership?

          [X] Yes              [_] No

          Yes, the Mid Cap Fund received its pro rata share of Capital Appreciation Portfolio's assets, which totaled 100% since it was the only feeder fund to the Master Portfolio.

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:


     (e)  Liquidations only:

          Were any distributions to shareholders made in kind?

          [X] Yes              [_] No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

          100% to the Mid Cap Fund, the sole feeder fund to the Capital Appreciation Portfolio and part of the same fund family.

17.       Closed-end funds only:

          Has the fund issued senior securities?

          [_] Yes     [_] No

          If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.       Has the fund distributed all of its assets to the fund's shareholders?

          [X] Yes              [_] No

          If No,

          (a) How many shareholders does the fund have as of the date this form is filed?

               None.

          (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

          [_] Yes     [X] No

          If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

          [_] Yes     [X] No

          If Yes,
          (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

          (b)   Why has the fund retained the remaining assets?

          (c)   Will the remaining assets be invested in securities?

                [_] Yes       [_] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

          [_] Yes     [X] No

          If Yes,
          (a)   Describe the type and amount of each debt or other liability:

          (b) How does the fund intend to pay these outstanding debts or other liabilities?

22.  (a)  List the expenses incurred in connection with the Merger or
          Liquidation:
          (i)   Legal expenses:                                   N/A
          (ii)  Accounting expenses:                              N/A
          (iii) Other expenses (list and identify separately):
                Audit Fees:                                       $1,500
                Blue Sky Fees:                                    $  500
                                                            --------------------
                Sub total:                                        $2,000

          (iv)   Total expenses (sum of lines (i)-(iii) above): $2,000

     (b)  How were those expenses allocated?

          Expenses were allocated to the Capital Appreciation Portfolio's corresponding feeder fund, the Mid Cap Fund, when it became a stand-alone fund.

     (c)  Who paid those expenses?

          The Mid Cap Fund.

     (d)  How did the fund pay for unamortized expenses (if any)?

          N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [_] Yes        [X] No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

IV.  Conclusion of Fund Business

24.  Is the fund a party to any litigation or administrative proceeding?

     [_] Yes        [X] No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [_] Yes        [X] No

     If Yes, describe the nature and extent of those activities:

V.   Mergers Only

26.  (a)  State the name of the fund surviving the Merger:

          State the Investment Company Act file number of the fund surviving the
          Merger:

     (b) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

     (c) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

          The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Capital Appreciation Portfolio (ii) he is the Secretary of the Capital Appreciation Portfolio, and (iii) all actions by shareholders, directors and any other body necessary to authorize the undersigned to execute and file this amended Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

                                                CAPITAL APPRECIATION PORTFOLIO

                                                /s/ Daniel O. Hirsch
                                                --------------------
                                                    Daniel O. Hirsch
                                                    Secretary